NITCHES, INC.

1333 N. BUFFALO DR., UNIT 210

LAS VEGAS, NV 89128

December 26, 2024

Division of Corporation Finance

Securities and Exchange Commission

Re:Nitches, Inc.

Form 10-K for the fiscal year ended August 31, 2023

Filed December 7, 2023

Amendment No.1 to Form 10-K for the fiscal year ended August 31, 2023

Filed August 30, 2024

Form 10-Q for the quarter ended May 31, 2024

Filed July 15, 2024

File No. 000-13851

Dear Mr. West:

I am writing to confirm receipt of your letter dated December 20, 2024. Due to extenuating circumstances (recent change in auditor, limited staffing due to holidays, etc.), the company respectfully requests that the deadline to respond/comply be extended to January 24, 2025. I appreciate your consideration in granting this request.

Sincerely,

NITCHES, INC.

/s/ John Morgan

CEO and Director